ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 1.910/ 233 /2007

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

July 11, 2007

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Investment in Petroleum Exploration and Production Projects in New Zealand

PTT Exploration and Production Public Company Limited, or PTTEP, wishes to announce that PTTEP Offshore Investment Company Limited ("PTTEPO") and the consortia comprising OMV New Zealand Limited ("OMV") and Mitsui E&P Australia Pty Limited ("MEPAU") have been confirmed by Crown Minerals, the Department of Economic Development of New Zealand, as successful bidders of 6 petroleum blocks in the Offshore Great South Basin Blocks Offer 2006.

All bid blocks are located offshore, south of New Zealand's South Island. The joint ventures for all the blocks are OMV (Operator), PTTEPO and MEPAU with the participating interests of 36%, 36% and 28% respectively. Details of the blocks are as follows:

Package 1: Block 11 and 12 cover an area of 18,000 square kilometers.
Package 2: Block 13 covers an area of 9,000 square kilometers.
Package 3: Block 5, 6 and 14 cover an area of 27,000 square kilometers.

The joint ventures have minimum commitments to conduct exploration activities such as seismic surveys in the first 3 years. The success in the Offshore Great South Basin Blocks Offer 2006 is another major step for PTTEP in expanding its investment in the Asia Pacific region, which has high unexplored petroleum potential and also marks PTTEP's first investment in New Zealand.

Yours sincerely,

dlw 7/18

Maroot Mrigadat

President